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                                                                  Exhibit 1

                                 Sovereign
                                  Bancorp

Frederick J. Jaindl
Chairman of the Board

                                                      April 24, 1995

Board of Directors
Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, Pennsylvania 19610

Dear Gentlemen:

Please be advised that I am resigning as Chairman and as a director of Sovereign Bancorp, Inc. effective immediately.

Although I am honored to have had the opportunity to serve the Sovereign shareholders for seven years, I regret that I have no choice but to resign at this time. The reasons for my resignation include:

  o unreconcilable differences with Mr. Sidhu and other directors relating to what I perceive as good corporate governance, including the independence of directors from management

  o differences with Mr. Sidhu and other directors regarding the risk profile of Sovereign, including the proper level of tangible capital, interest rate sensitivity and use of derivatives

  o what I perceive to be an unwillingness of Mr. Sidhu and other directors to pursue seriously an affiliation with a larger institution, or to explore seriously alternative strategic directions with investment bankers

  o the ineradicable sense of mistrust and hostility resulting from senior management's unprecedented lawsuit against me and two fellow directors

For some time, I had clung to a hope that these differences could be resolved. Recent developments, however, have convinced me that a resolution is beyond accomplishment. I was particularly distressed that all but one of the other directors opposed the nomination of Mr. Haberberger, which not only violated the Memorandum of Understanding, the purported framework for a reconciliation, but deprived Sovereign of a highly capable and independent director.

So that there can be no question, this letter constitutes a description of a disagreement with registrant (Sovereign) on matters relating to registrant's operations, policies and within the meaning of Item 6 of Form 8-K, and I hereby request that the matter be disclosed.

I wish the best of luck to all shareholders of Sovereign.

                                                      Sincerely yours,



                                                      Fred J. Jaindl